The RBB Fund, Inc.
615 East Michigan Street
Milwaukee, Wisconsin 53202

March 7, 2023

Via EDGAR Transmission

Ms. Valerie Lithotomos
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	The RBB Fund, Inc. (the “Company”) File Nos.: 033-20827 and 811-05518

Dear Ms. Lithotomos:

This correspondence is being filed in response to your oral comments provided to U.S. Bancorp Fund Services, LLC, administrator to the Company, on March 1, 2023, concerning the Company’s Preliminary Proxy Statement filing on Schedule 14A filed on February 24, 2023, on behalf of the Company and its series, the US Treasury 10 Year Note ETF, US Treasury 2 Year Note ETF, US Treasury 12 Month Bill ETF, and US Treasury 3 Month Bill ETF (each a “Fund” and collectively, the “Funds”). Capitalized terms not defined in this letter have the same meaning as in the Preliminary Proxy Statement.

For your convenience, the comments made by the Staff have been reproduced in bold typeface immediately followed by the Company’s respective responses.
General

1.           Staff Comment: Please confirm that the blank items within the preliminary proxy statement will be completed prior to filing the definitive proxy statement.

Response: The Company supplementally confirms that the definitive proxy statement will not be filed until all missing items are completed.

Proxy Statement – Questions & Answers

2.           Staff Comment: Consider adding further disclosure on whether approval of the New Investment Advisory Agreement by a Fund’s shareholders is contingent on approval of the New Investment Advisory Agreement by every Fund’s shareholders.

Response: The Company will add the following disclosure in the “Questions and Answers” section:

“Is the approval of the New Investment Advisory Agreement by shareholders of a Fund contingent on the approval of the New Investment Advisory Agreement by shareholders of every Fund?

No.  If shareholders of a Fund approve the New Investment Advisory Agreement, then such action will become effective with respect to that Fund regardless of how shareholders of the other Funds vote on the New Investment Advisory Agreement.”

In addition, the Company will add the following disclosure as the first two sentences of the final paragraph in the section entitled “Proposal: Approval of New Investment Advisory Agreement – Background”:

“Approval of the Proposal by shareholders of a Fund is not contingent on approval of the Proposal by shareholders of every Fund.  Accordingly, if shareholders of a Fund approve the New Investment Advisory Agreement, then such action will become effective with respect to that Fund regardless of how shareholders of the other Funds vote on the New Investment Advisory Agreement.”

Proxy Statement – Compensation Paid to F/m

3.         Staff Comment: The second sentence of the second paragraph states: “However, under the Prior Investment Advisory Agreement, the Adviser was not responsible for interest expenses, brokerage commissions and other trading expenses, taxes and other extraordinary costs such as litigation and other expenses not incurred in the ordinary course of business.” Please revise by disclosing which of the forgoing expenses are the responsibility of the Adviser under the New Investment Advisory Agreement.

Response: The Company will revise the second paragraph in the section entitled “Compensation Paid to F/m” as follows:

“Pursuant to the Prior Investment Advisory Agreement, the Adviser paid most of the expenses of each Fund, including the cost of transfer agency, custody, fund administration, legal, audit and other services, from the Fund’s unitary management fee. ~~However, u~~Under the Prior Investment Advisory Agreement, the Adviser was not responsible for interest expenses, brokerage commissions and other trading expenses, taxes and other extraordinary costs such as litigation and other expenses not incurred in the ordinary course of business. The expenses of each Fund that the Adviser was responsible for paying under the Prior Investment Advisory Agreement are the same as the expenses of each Fund that the Adviser is responsible for paying under the New Investment Advisory Agreement.”

Proxy Statement – Interest of Directors and Officers of Company in the Proposal

4.           Staff Comment: Please supplementally discuss whether ownership by certain Company officers in EQSF represents a conflict of interest, and if so, how such conflict of interest is managed by the Company.

Response: The Company supplementally acknowledges that ownership by certain Company officers in EQSF, which owns and controls 50% of the Adviser, may give rise to actual, potential and perceived conflicts of interest (collectively, “conflicts”).  For example, such individuals may have an economic incentive to devote more time and attention in their capacities as officers of the Company to matters relating to the Funds and Adviser than to matters relating to other series of the Company and those series’ respective investment advisers. Similarly, the applicable Company officers’ ownership in EQSF may incentivize them to prioritize the financial interests of the Adviser over those of the Company’s shareholders.

In order to manage these and other related conflicts, the Board monitors and discusses with the applicable Company officers on a regular basis information regarding the relationship between EQSF and the Adviser, financial information of EQSF and the performance and activities of the applicable individuals in their respective roles as officers of the Company. In addition, the Board considered and discussed conflicts associated with the applicable Company officers’ ownership in EQSF prior to the Board’s approval of each of the Prior Investment Advisory Agreement, Interim Advisory Agreement and New Investment Advisory Agreement. The Company respectfully submits that it is not uncommon for officers of a fund registered under the 1940 Act to be affiliated with, and to have an economic interest in, the fund’s investment adviser.

Proxy Statement – Board Recommendation of Approval

5.           Staff Comment: Please supplementally discuss whether the Board considered that three of the Company’s officers owned EQSF as part of its decision-making process.

Response: The Company supplementally confirms that the Board considered the ownership interests of three officers of the Company in EQSF prior to the Board’s approval of each of the Prior Investment Advisory Agreement, Interim Advisory Agreement and New Investment Advisory Agreement.

* * * * *

If you have any questions or comments regarding this filing, please do not hesitate to contact Edward Paz at (414) 708-8236.

Very truly yours,

/s/ James G. Shaw
James G. Shaw
Secretary

cc:	Steven Plump, The RBB Fund, Inc. Jillian Bosmann, Faegre Drinker Biddle & Reath LLP